中国铝业股份有限公司

[FOR PRELIMINARY REVIEW ONLY – NOT FOR OFFICIAL USE]

March 10, 2011

Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Phone: (202) 551-3745
Fax: (703) 813-6982

Ken Schuler
Mining Engineer
Division of Corporate Finance
U.S. Securities and Exchange Commission
Phone: (202) 551-3718
Fax: (703) 813-6982

Dear Messrs. Schwall and Schuler:

Aluminum Corporation of China Limited Form 20-F for Fiscal Year Ended December 31 2009 Filed June 25, 2010 (the "2009 Annual Report")

Aluminum Corporation of China Limited (the "Company" or "we") refers to the letter of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated March 8, 2011 (the "Letter") regarding the Commission's comment letter on our Form 20-F filing for fiscal year ended December 31, 2009 dated September 28, 2010 ("Previous Letter"). The Company has conducted investigation into the issue mentioned in the Letter and discovered that the Company's response letter to the Previous Letter was not successfully uploaded to the EDGAR system on October 13, 2010 despite confirmation provided by the service provider. The Company hereby encloses its response letter dated October 13, 2010 to this response letter for the Staff's consideration.

* * *

Thank you in advance for you assistance in this matter.

Yours sincerely,

/s/ Liu Qiang
Liu Qiang
Secretary to the Board
Aluminum Corporation of China Limited

Encl

Cc:
Scott Clemens, Baker & McKenzie
Brian Spires, Baker & McKenzie

中国铝业股份有限公司

[FOR PRELIMINARY REVIEW ONLY – NOT FOR OFFICIAL USE]

October 13, 2010

Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Phone: (202) 551-3745
Fax: (703) 813-6982

Ken Schuler
Mining Engineer
Division of Corporate Finance
U.S. Securities and Exchange Commission
Phone: (202) 551-3718
Fax: (703) 813-6982

Dear Messrs. Schwall and Schuler:

Aluminum Corporation of China Limited Form 20-F for Fiscal Year Ended December 31 2009 Filed June 25, 2010 (the "2009 Annual Report")

Aluminum Corporation of China Limited (the "Company" or "we") refers to the comment of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") on our Form 20-F filing for fiscal year ended December 31, 2009 dated September 28, 2010 (the "Comment Letter"). We have included the Staff's comment in the Comment Letter and numbered our response accordingly:

1. We note your statement that you own and operate 14 mines that have approximately 263.15 million tonnes of aggregate bauxite reserves on page 20. However this does not match the tabulated sum of your individual mine reserves as found on page 21. Please tell us how you propose to correct this discrepancy.

In response to the Staff's comment, we have amended the disclosure on page 21 of the amended 2009 Annual Report as attached to this response letter.

* * *

In addition to the above reply, as requested by the Commission, the Company hereby acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Thank you in advance for you assistance in this matter.

Yours sincerely,

/s/ Liu Qiang
Liu Qiang
Secretary to the Board
Aluminum Corporation of China Limited

Encl

Cc:
Scott Clemens, Baker & McKenzie
Brian Spires, Baker & McKenzie

Each of our mines is accessible by motor vehicles via public roads, highways or both. All of our own mines are powered by diesel fuel or generators and have access to water from local rivers, lakes or underground sources. The following table sets forth information for our own mines as of December 31, 2009:

Mine	Location	Nature of ownership(1)	Mining method	Permit renewal(1)	Present condition/Current state of exploration	Capacity(2) *(in thousand tonnes)*	Bauxite Production *(in thousand tonnes)*
Pingguo Mine	Guangxi Zhuang Autonomous Zone	100% owned and operated by Chalco	Open pit	September 2031	Fully developed and operational	4,080.0	4,256.5
Guizhou Mine	Guizhou Province	100% owned and operated by Chalco	Open pit / underground	September 2016 - December 2038	Fully developed and operational	900.0	774.4
Zunyi Mine	Guizhou Province	100% owned and operated by Chalco	Open pit	February 2020	Not operational	-	-
Xiaoyi Mine	Shanxi Province	100% owned and operated by Chalco	Open pit	November 2009 - September 2031	Fully developed and operational	2,750.0	1,490.5
Mianchi Mine	Henan Province	100% owned and operated by Chalco	Open pit / underground	December 2009 - October 2031	One stope is currently under development	300.0	1,141.4
Luoyang Mine	Henan Province	100% owned and operated by Chalco	Open pit/ underground	December 2013 - October 2031	Fully developed and operational	700.0	721.2
Xiaoguan Mine	Henan Province	100% owned and operated by Chalco	Open pit / underground	January 2011 - October 2031	Fully developed and operational	180.0	1,297.2
Sanmenxia	Henan Province	100% owned and operated by Chalco	Open pit/ underground	April 2016 - August 2023	Under construction	-	-
Xuchang (3)	Henan Province	100% owned by Chalco	Open pit / underground	March 2010 - May 2012	Third-party operator	-	-
Jiaozuo	Henan Province	100% owned and operated by Chalco	Open pit	October 2011 - September 2016	Fully developed and operational	-	218.0
Pingdingshan	Henan province	100% owned and operated by Chalco	Open pit / underground	October 2017 - February 2018	Fully developed and operational	-	694.6
Yangquan Mine	Shanxi Province	100% owned and operated by Chalco	Open pit / underground	December 2009 - September 2031	Fully developed and operational	150.0	63.0
Nanchuan Mine	Chongqing City	100% owned and operated by Chalco	underground	November 2016 - November 2026	Fully developed and operational	1,650.0	-

(1) All conditions to retain our properties or leases had been fulfilled as of December 31, 2009. Each mine may be covered by one or more mining permits and the range of permit renewal dates is set forth above.

(2) The annual production capacity of our own mines was 10.7 million tonnes of bauxite as of December 31, 2009.

(3) Yuzhong Mine was renamed Xuchang Mine in 2009.

The respective terms of mining rights permit are the shorter of the estimated working life of the mine and 30 years beginning in 2001. We are required to obtain mining rights permits to engage in mining. Under PRC laws and regulations, a mine owner must prepare and submit exploration reports for a mine to the local government to obtain a mining rights permit. If an applicant for the mining rights permit is not the owner of a mine, the applicant must first enter into a lease agreement with the mine owner before submitting an application. The development license is subject to renewal on a regular basis. Furthermore, we are required to obtain land use rights on the land in order to operate these mines. We lease the land use rights relating to all the foregoing mines from Chinalco pursuant to a land use rights lease agreement that became effective upon our formation. Chinalco's land use rights relating to over 90% of our mining properties are valid for a 50-year term beginning on July 1, 2001. The remaining land use rights relating to the mines we own and operate are for shorter terms, some as short as one year. All of our land use rights lease agreements end on the expiry date of the mining rights or the end of the working life of the mine, whichever is earlier. Both the land use rights and land use rights lease agreements are renewable.

The following table sets forth certain estimated details of the reserves for our own mines as of December 31, 2009.

Mine	Area (km^2)	Total Reserves(1)(2) (million tonnes)	Average Grade (%) Al_2O_3	SiO_2	Ratio of Average A/S(3)
Pingguo	136.04	91.38	55.55	5.37	10.34
Guizhou 1	6.40	5.35	66.89	11.91	5.61
Guizhou 2	26.50	21.67	63.83	10.13	6.30
Zunyi	2.48	2.83	55.32	8.80	6.29
Xiaoyi	10.24	29.07	63.43	12.52	5.07
Mianchi	13.02	6.11	64.08	11.98	5.35
Luoyang	7.62	2.87	63.23	9.55	6.62
Xiaoguan	41.97	27.01	63.79	14.06	4.54
Sanmenxia	13.85	27.18	64.56	11.17	5.78
Xuchang	7.15	-	-	-	-
Jiaozuo	10.44	2.91	58.01	16.19	3.58
Pingdingshan	4.99	0.55	66.77	12.79	5.22
Yangquan	3.19	3.68	60.05	12.42	4.83
Nanchuan	20.98	42.54	61.29	13.75	4.46
Total (average)	**304.89**	**263.15**	**60.42**	**10.00**	**6.04**
By reserve type					
Proven reserve		77.21	62.01	9.90	6.26
Probable reserve		185.95	59.77	10.04	5.95
Total (average) reserves		**263.15**	**60.42**	**10.00**	**6.04**

(1) Our reserves take into consideration mining dilution and loss factors, which generally vary from 5% to 10% and are based on the planned mining method and selected drill data for each site.

(2) Our metallurgical recovery factors are calculated in accordance with the relevant PRC mining standards and vary from mine to mine.

(3) Refers to the ratio of average grade of Al_2O_3 to the average grade of SiO_2 of the reserves.